UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3) *
Martin Midstream Partners L.P.
(Name of Issuer)
Common Units representing limited partnership interests
(Title of Class of Securities)
573331105
(CUSIP Number)
Chris Booth
4200 B Stone Road
Kilgore, Texas 75662
(903) 983-6443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331105

(1)	Names of reporting persons Ruben S. Martin, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of Common Units beneficially owned by each reporting person with	(7)	Sole voting power 3,885,935 (1) (2)
	(8)	Shared voting power 6,114,532 (2) (3)
	(9)	Sole dispositive power 3,885,935 (1) (2)
	(10)	Shared dispositive power 6,114,532 (2) (3)
(11)	Aggregate amount beneficially owned by each reporting person 10,000,467 (1) (2) (3)
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.6% (2) (4)
(14)	Type of reporting person (see instructions) IN

(1)Includes: (i) 159,328 Common Units held of record directly by the reporting person and (ii) 3,726,607 Common Units held of record by Senterfitt Holdings Inc., for which the reporting person is the sole shareholder and sole director and has sole voting and investment power.

(2)The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. The reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.

(3)Includes 6,114,532 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc.

(4)Based upon 39,001,086 number of Common Units outstanding as of April 23, 2024

CUSIP No. 573331105

(1)	Names of reporting persons Senterfitt Holdings Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas, United States of America
Number of Common Units beneficially owned by each reporting person with	(7)	Sole voting power 3,726,607
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,726,607
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,726,607
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% **
(14)	Type of reporting person (see instructions) CO

**Based upon 39,001,086 number of Common Units outstanding as of April 23, 2024

Item 1. Security and Issuer.
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 2021 (the “Original Schedule 13D”) (as amended by Amendment No. 1 to the Schedule 13D filed on March 24, 2022, Amendment No. 2 to the Schedule 13D filed on July 21, 2023 and this Amendment No. 3, the “Schedule”).

This Schedule 13D relates to common units representing limited partnership interests (“Common Units”) of Martin Midstream Partners L.P. (the “Issuer”) beneficially held by the reporting person. The address of the principal executive offices of the Issuer is 4200 B Stone Road, Kilgore, Texas 75662.

Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The Reporting Persons estimate that approximately $100.3 million in cash will be required for Martin Resource Management Corporation to acquire all of the outstanding Common Units not already owned by Martin Resource Management Corporation or its subsidiaries pursuant to the proposed transaction described in Item 4 below. Martin Resource Management Corporation intends to finance the proposed transaction with cash on hand and borrowings under its existing and additional credit facilities. The proposed transaction is not expected to be subject to any financing condition.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On May 24, 2024, Martin Resource Management Corporation submitted a non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Units not already owned by Martin Resource Management Corporation and its subsidiaries at a cash purchase price of $3.05 per Common Unit. The Proposal is subject to the terms and conditions as described therein.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of such proposal filed as Exhibit A to this Amendment No. 3, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person is stated in Items 11 and 13 on that Reporting Person’s cover pages hereto. Together, Mr. Martin may be deemed the beneficial owner of 10,000,467 units, which represents 25.6% of the outstanding Common Units of the Issuer calculated based on 39,001,086 units outstanding as of April 23, 2024, and includes: (i) 159,302 Common Units held of record directly by Mr. Martin, (ii) 3,726,607 Common Units held of record directly by Senterfitt, for which Mr. Martin is the sole shareholder and sole director and has sole voting and investment power and (iii) 6,114,532 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc. Senterfitt may be deemed the beneficial owner of 3,726,607 Common Units, which represents 9.6% of the outstanding Common Units of the Issuer calculated based on 39,001,086 units outstanding as of April 23, 2024. Each Reporting Person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. Each Reporting Person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Proposal attached hereto as Exhibit A is hereby incorporated by reference. The summary of the Proposal contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Proposal.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Written Proposal Letter, dated May 24, 2024, to the board of directors of Martin Midstream GP LLC (filed herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2024

RUBEN S. MARTIN, III

/s/ Ruben S. Martin, III

SENTERFITT HOLDINGS INC.

By: /s/ Ruben S. Martin, III
Name: Ruben S. Martin, III
Title: President